“2010, Año de Ia Patria. Bicentenario del Inicio de Ia Independencia y Centenario del Inicio de Ia Revolución” SUBSECRETARÍA DE HACIENDA Y CRÉDITO PÚBLICO UNIDAD DE CRÉDITO PÚBLICO

August 31, 2010

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:    Registration Statement under Schedule B of the

          Securities Act of 1933 of the United Mexican States

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, the United Mexican States (“Mexico”) hereby requests that Mexico’s Registration Statement No. 333-167916, as first filed with the Securities and Exchange Commission (“SEC”) under Schedule B on June 30, 2010, as amended by Pre-Effective Amendment No. 1, as filed with the SEC on July 8, 2010, Pre-Effective Amendment No. 2 as filed with the SEC on August 23, 2010 and Pre-Effective Amendment No. 3, which we plan to file with the SEC at approximately 9:00 a.m. on September 2, 2010, be declared effective at 2:00 p.m. on September 2, 2010 or as soon thereafter as practicable.

Very truly yours,

THE UNITED MEXICAN STATES

By	/S/ GERARDO RODRIGUEZ REGORDOSA
Gerardo Rodriguez Regordosa
Deputy Undersecretary for Public Credit